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                                                               Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE
APRIL 23, 2002


                     SANTOS AMERICAS AND EUROPE CORPORATION
        SUCCESSFULLY COMPLETES TENDER OFFER FOR ESENJAY EXPLORATION, INC.

HOUSTON, April 23, 2002 - Santos Americas and Europe Corporation ("Santos") announced today that it has successfully completed its cash tender offer to acquire all outstanding shares of Esenjay Exploration, Inc. (NASDAQ: ESNJ).

The offer expired at 12:00 midnight (New York City time) on April 22, 2002. Santos has accepted for payment all Esenjay shares validly tendered and not withdrawn as of the expiration of the offer. Payment for those shares will be made promptly.

The Bank of New York, the depositary for the offer, has advised Santos that, as of the expiration of the offer, approximately 17.8 million shares of Esenjay common stock (including approximately 552,886 shares subject to guarantees of delivery within the next three days) were validly tendered and not withdrawn in the offer. Those shares represent approximately 92.3% of the outstanding Esenjay shares.

Santos will complete the acquisition of Esenjay promptly after payment for the tendered shares, on or about April 26, 2002, through a short-form merger in which each share of Esenjay common stock not purchased in the offer and not held by stockholders who properly exercise dissenters' rights under Delaware law will be converted into the right to receive $2.84 in cash. Following the second-step merger, Esenjay will become a wholly owned subsidiary of Santos. A letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders who did not tender their shares in the offer.